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                             September 28, 2021

       Jon Winkelried
       Chief Executive Officer
       TPG Partners, LLC
       301 Commerce Street, Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Partners, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
1, 2021
                                                            CIK No. 0001880661

       Dear Mr. Winkelried:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 1, 2021

       Market, Industry and Certain Other Information, page ii

   1. We note from your disclosure on page ii that your prospectus includes industry and market data obtained
from sources outside the company. To the extent that you have relied on any reports or
studies that you commissioned from third party sources to support your disclosure, please
provide the consents of these third parties with your next amendment or tell us why you believe
that you are not required to do so. Further, we remind you that you may not disclaim
liability for the contents of the prospectus.
 Jon Winkelried
FirstName LastNameJon  Winkelried
TPG Partners, LLC
Comapany 28,
September NameTPG
              2021 Partners, LLC
September
Page 2    28, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please provide a graphic in the Summary to illustrate the company's organizational structure prior to the restructuring, in addition to the organizational chart on page 16.
3. Balance the disclosure concerning the company's growth on pages two and three of the
         Summary by explaining that past performance is not always predictive of future growth.
4. Please briefly describe here what you mean by alternative asset manager. Please provide us with support for your statement that you have delivered superior risk-adjusted returns or revise to state that as a belief. Similarly provide us support for your statement that you have a distinctive approach and innovative platforms, or revise to state those as beliefs as well.
Risk Factors, page 24

5. Provide a separate risk factor to explain what sectors the company has invested in in
         China, including the risks associated with doing a particular type of business under
         Chinese government regulation. In addition, address the risks to the company of investing in companies with significant operations in China, and disclose the relative importance of operations in China to the company.
6. In your discussion of regulatory initiatives in jurisdictions outside the United States on page 87, please provide additional information regarding what portion of the company's business is conducted in Hong Kong, and the degree to which the company's funds and
         funds    portfolio companies have personnel or assets located in Hong
Kong that could be
         impacted by The National Security Law.
7. In the section devoted to risks related to your industry, please provide a discussion of environmental and climate risks related to the company's business, or tell us why you do not believe such risks are material. To the extent that you believe investors in the securities offered may be impacted by climate related events, including, but not limited to, an increase in catastrophic events related to climate change, or existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks in greater detail. See the
Commission   s Guidance
         Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106
         (February 8, 2010).
The historical returns attributable our funds, page 33

8. We note you discuss that general market conditions may have impacted your funds'
         returns. Please discuss recent market conditions and how that is impacting your investments, so that investors may assess the risk of any change in current market conditions.
 Jon Winkelried
FirstName LastNameJon  Winkelried
TPG Partners, LLC
Comapany 28,
September NameTPG
              2021 Partners, LLC
September
Page 3    28, 2021 Page 3
FirstName LastName
Our funds invest in companies that are based outside of the United States, page
36

9. We note your disclosure here that your funds invest in some companies based outside the
         United States. Please include disclosure in this risk factor of the countries outside the
         United States where your funds invest in companies, or the highest concentration of your investment in companies in particular countries, based on materiality, so that investors may assess the risk.
Our amended and restated certificate of incorporation, page 71

10. We note the disclosure that your amended and restated certificate of incorporation also provides that, unless you consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act. As to this, please also disclose here that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In that regard, please clarify as to that provision, there is uncertainty as to whether a court would enforce such provision and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Use of Proceeds, page 103

11. We note your reference at the top of page 5 to the company's strategy of acquisitive growth. We further note the disclosure on page 103 that certain of the offering proceeds will be used for general corporate purposes. If you have any current plans for additional acquisitions, please disclose them here, or clarify that you have no current acquisition plans. Refer to Item 4 of Form S-1 and Item 504 of Regulation S-K.
12. We note the disclosure regarding the Use of Proceeds to purchase Common units either from certain existing owners of TPG Operating Group and to acquire newly issued
         Common Units in a primary contribution. Please clarify what is meant by the "newly acquired Common Units," and if that relates to steps in the Reorganization.
Unaudited Pro Forma Non-GAAP Balance Sheet Measures, page 125

13. Please revise your disclosure of the non-GAAP measure of Net Book Value to provide a reconciliation from the corresponding GAAP amounts to the disclosed amounts for each of the individual components of total book assets and total book liabilities.
The Rise of Growth-Oriented Investing
Assets Under Management CAGR, page 179

14. Please clarify what the table showing the percentages is intended to show. Also, please do not use compound annual growth rate without also providing the year to year data.
         Because CAGR only represents two discrete snapshots in time, but does not show trends
 Jon Winkelried
TPG Partners, LLC
September 28, 2021
Page 4
         or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented. Similarly revise the chart at page 180, or advise.
Regulation under the Investment Company Act, page 203

15. Please provide us with information and analysis under Section 3 of the Investment
         Company Act of 1940 ("1940 Act") with respect to whether the Company is an investment company within the meaning of the Act. As part of the response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets are held by the Company are "investment securities" for the purposes of Section 3 of the 1940 Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities." As part of your response please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management for further review.
General

16. Please provide us copies of all written communications, as defined in Rule 405 under the
         Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Rule 163B, whether or not they retain copies of the communications.
17. Please provide us with mock-ups of pages that include any additional pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJon Winkelried                               Sincerely,
Comapany NameTPG Partners, LLC
                                                               Division of
Corporation Finance
September 28, 2021 Page 4                                      Office of
Finance
FirstName LastName